UNI
SECURITIES AND
Washington, D.C. 20549

15047659

AP 3/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67652

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARSONEX SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8310 S. VALLEY HIGHWAY, SUITE 110
(No. and Street)

ENGLEWOOD	CO	80112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY DIAMOS (404) 536-6984
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CUTLER & CO., PC
(Name – *if individual, state last, first, middle name*)

12191 W. 64TH AVENUE, SUITE 205B	ARVADA	CO	80114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12

OATH OR AFFIRMATION

I, JESSICA LANKES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARSONEX SECURITIES, INC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO & PRINCIPAL

Title

Notary Public

Lauren Pieters
Notary Public
State of Colorado
Notary ID 20144029643
MY COMMISSION EXPIRES JULY 29, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARSONEX SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

PARSONEX SECURITIES, INC.
FINANCIAL STATEMENTS

TABLE OF CONTENTS

CUTLER & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Parsonex Securities, Inc.

We have audited the accompanying financial statements of Parsonex Securities, Inc. (a Colorado corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Parsonex Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Parsonex Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of Parsonex Securities, Inc.'s financial statements. The supplemental information is the responsibility of Parsonex Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cutler & Co LLC

Wheat Ridge, Colorado
February 27, 2015

9605 West 49th Ave. Suite 200 Wheat Ridge, Colorado 80033 ~ Phone 303-968-3281 ~ Fax 303-456-7488 ~ www.cutlercpas.com

PARSONEX SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

ASSETS		
Cash and Cash Equivalents	$	44,156
Commissions Receivable		25,423
Furniture and Equipment, net of accumulated depreciation of $7,502		6,796
Prepaid Expenses		12,300
Security Deposit		13,318
Total Assets	**$**	**101,993**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts Payable	$	20,296
Accrued Payroll Liabilities		33,582
Deferred Rent		18,813
Total Liabilities		72,691
COMMITMENTS AND CONTINGENCIES		-
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value; 5,000,000 shares authorized; 1,855,000 shares issued and outstanding		18,550
Additional paid in capital		66,450
Accumulated Deficit		(55,698)
Total Stockholder's Equity		29,302
Total Liabilities and Stockholder's Equity	**$**	**101,993**

The accompanying notes are an integral part of the financial statements.

PARSONEX SECURITIES, INC.
STATEMENT OF OPERATIONS

REVENUE		
Commissions	$	1,432,151
Recovered fees & marketing support		241,496
Other income		4,983
Total revenue		1,678,630
EXPENSES		
Commissions, salaries and benefits		1,367,379
General and administrative		198,550
Professional fees		12,528
Regulatory fees		49,830
Occupancy		47,907
Marketing		41,151
Total expense		1,717,345
NET LOSS	$	(38,715)

The accompanying notes are an integral part of the financial statements.

PARSONEX SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY

	Shares	Common Stock Amount $ .01 Par Value	Paid In Capital	Accumulated Deficit	Stockholder's Equity
Balance at December 31, 2013	1,837,000	$ 18,370	$ 48,630	$ (16,983)	$ 50,017
Sales of Common Stock	18,000	180	17,820		18,000
Net loss for the year				(38,715)	(38,715)
Balances at December 31, 2014	1,855,000	$ 18,550	$ 66,450	(55,698)	$ 29,302

The accompanying notes are an integral part of the financial statements.

PARSONEX SECURITIES, INC.
STATEMENT OF CASH FLOWS

CASH FLOWS USED BY OPERATING ACTIVITIES:		
Net loss	$	(38,715)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		2,539
Movement in operating assets and liabilities		
Decrease in commissions receivable		23,498
Decrease in prepaid expenses		2,413
Increase in security deposit		(13,318)
Decrease in accounts payable		(29,515)
Increase in accrued payroll liabilities		20,480
Net cash used by operating activities		(32,618)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of equipment		(4,297)
Net cash used by investing activities		(4,297)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Deferred rent expense		18,813
Sales of common stock		18,000
Net cash provided by financing activities		36,813
NET DECREASE IN CASH AND CASH EQUIVALENTS		(102)
CASH AND CASH EQUIVALENTS, at beginning of year		44,258
CASH AND CASH EQUIVALENTS, at end of year	$	**44,156**

Schedule Of Non-Cash Investing And Financing Activities

	$ -

Supplemental Disclosure

Cash paid for interest	$ -
Cash paid for income taxes	$ -

The accompanying notes are an integral part of the financial statements.

PARSONEX SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Parsonex Securities, Inc. (the "Company"), was incorporated in the State of Colorado on March 7, 2007 and conducts business as a registered securities broker-dealer. The Company is subject to the rules and regulations of the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority.

Cash and cash equivalents
The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income tax
The Company accounts for income taxes pursuant to ASC 740. Under ASC 740 deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Customer funds
The Company is exempt from the possession and control requirements of Rule 15c3-3 of the U.S. Securities and Exchange Commission. The Company does not hold customer funds or securities, and does not carry or clear customer accounts.

Accounts receivable
The Company reviews accounts receivable periodically for collectability and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. The Company has a commission receivable in the amount of $25,423. At December 31, 2014, the Company had no balance in its allowance for doubtful accounts.

Property and equipment
Property and equipment are recorded at cost and depreciated under the straight line method over each item's estimated useful life. At December 31, 2014 the Company had a fixed asset balance, consisting of office furniture and computer equipment, of $14,298, with corresponding accumulated depreciation of $7,502. Depreciation expense for 2014 was $2,539.

Revenue recognition
Revenue is recognized on an accrual basis as earned under contract terms, the service price to the client is fixed or determinable, and collectability is reasonably assured. The Company's revenues consist primarily of commissions.

NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Financial Instruments
The carrying value of the Company's financial instruments, as reported in the accompanying balance sheet, approximates fair value.

Sale of Common Stock
The Company sold 18,000 additional shares of common stock to the sole shareholder resulting in an increase in the stockholder's equity by $18,000.

Stock-based compensation
The Company accounts for employee and non-employee stock awards under ASC 718, whereby equity instruments issued to employees for services are recorded based on the fair value of the instrument issued and those issued to non-employees are recorded based on the fair value of the consideration received or the fair value of the equity instrument, whichever is more reliably measurable. The Company had no stock-based compensation for 2014.

15c3-3 exemption
The Company under Rule 15c3-3(k)(1), doing limited business, is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

2. BUILDING LEASE

The Company's previous office lease expired in March 2014. In March 2014, the Company entered into a new lease agreement for a term of 65 months through August 31, 2019.

The lease required a security deposit of $13,318, rent of approximately $3,900 per month and granted an abatement of rent for the first five months of the lease. The abatement resulted in deferred rent expense of $18,813 as of December 31, 2014. Rent expense in 2014 was $46,034.

The future minimum payments under the lease by year are as follows:

2015	$ 49,160
2016	50,147
2017	51,134
2018	52,120
2019	30,499
Total	$ 233,060

3. INCOME TAXES

Deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses. These loss carryovers are limited under the Internal Revenue Code should a significant change in ownership occur. The Company accounts for income taxes pursuant to ASC 740. As of December 31, 2014, the Company has approximately $88,400 in net operating losses to carryforward for federal

3. INCOME TAXES (Continued)

and state income tax purposes. They begin expiring in 2032. The deferred tax asset resulting from these loss carryforwards of approximately $30,000 has been offset by a 100% valuation allowance. The change in the valuation allowance for the year ended December 31, 2014 was $27,800, based on the federally enacted income tax rate of 34%.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $15,702, which was $10,702, in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 3.4 to 1.

5. SIPC NET OPERATING REVENUE AND GENERAL ASSESSMENT

The Company is subject to the Securities and Exchange Commission's determination of the Security Investor Protection Corporation's ("SIPC") net operating revenues and general assessment. At December 31, 2014 the Company had no SIPC net operating revenue and, therefore, no corresponding general assessment.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date these financial statements were available to be issued of February 27, 2015, and determined that there are no reportable subsequent events.

SCHEDULE I
PARSONEX SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

CREDIT:		
Stockholder's equity	$	29,302
Allowable credits (Liability on open contracutal commitment)		18,813
Total credits		48,115
DEBITS:		
Non-allowable assets:		
Other assets		32,413
Total debits		32,413
NET CAPITAL		15,702
Minimum requirements of 6-2/3 % of aggregate indebtedness of $3,592 or $5,000, whichever is greater		5,000
Excess net capital	$	10,702
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	20,296
Accrued expenses		33,582
Total aggregate indebtedness	$	53,878
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**3.4 to 1**

*There were not material differences existing between the above computation and the computation included in the company's corresponding unaudited Form X-17A-5 Part II filing.

CUTLER & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Parsonex Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15C3-3 Exemption Report, in which (1) Parsonex Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Parsonex Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i)) (the "exemption provisions") and (2) Parsonex Securities, Inc. stated that Parsonex Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Parsonex Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Parsonex Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(k)(2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cutler & Co LLC

Wheat Ridge, Colorado
February 27, 2015

9605 West 49th Ave. Suite 200 Wheat Ridge, Colorado 80033 ~ Phone 303-968-3281 ~ Fax 303-456-7488 ~ www.cutlercpas.com

Rule 15C3-3 Exemption Report

Parsonex Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.l 7a-5(d)(a) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

(i.) Maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3- 1(a)(2)(vi) (the Net Capital Rule).

(ii.) Operate pursuant to SEC Rule 15c3-3(k)(2)(i)(the customer Protection Rule). Parsonex Securities, Inc. will not hold customer funds or safekeep customer securities.

During the fiscal year ended December 31, 2014, Parsonex Securities, Inc. met without exception the aforementioned exemption provisions from 17 C.F.R. 240.15c3-3.

I, Jessica Lankes, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CCO and Principal

February 27, 2015

CUTLER & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Parsonex Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Parsonex Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Parsonex Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Parsonex Securities, Inc.'s management is responsible for Parsonex Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cutler & Co LLC

Wheat Ridge, Colorado
February 27, 2015

9605 West 49th Ave. Suite 200 Wheat Ridge, Colorado 80033 ~ Phone 303-968-3281 ~ Fax 303-456-7488 ~ www.cutlercpas.com